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                              February 27, 2023

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed February 15,
2023
                                                            File No. 333-265178

       Dear Boaz Shetzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form F-1 filed February 15, 2023

       Capitalization, page 43

   1. Please revise your pro forma as adjusted column in the capitalization table to reflect the repayment of the debt
owed to Medigus Ltd. upon completion of the offering and explain this adjustment in the
paragraph preceding the capitalization table. To the extent that the debt owed to Medigus is
considered long-term, please revise adjusted long-term debt to include this amount and
include footnote disclosure to explain the terms of the debt.
 Boaz Shetzer
FirstName LastNameBoaz
ParaZero Technologies Ltd.Shetzer
Comapany27,
February  NameParaZero
             2023        Technologies Ltd.
February
Page 2 27, 2023 Page 2
FirstName LastName
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      David Huberman